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SEC FILE NUMBER 001-12111

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Pediatrix Medical Group, Inc.

Full Name of Registrant

Former Name if Applicable
1301 Concord Terrace

Address of Principal Executive Office (Street and Number)
Sunrise, Florida 33323

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
See Attachment A hereto

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Karl B. Wagner, Chief Financial Officer	(954)	384-0175
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Attachment B hereto.

Pediatrix Medical Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2006	By	/s/ Karl B. Wagner

Name: Karl B. Wagner Title: Chief Financial Officer

ATTACHMENT A TO FORM 12b-25
Form 10-Q for the Quarter Ended June 30, 2006
PART III — NARRATIVE
     Although the management of Pediatrix Medical Group, Inc. (the “Registrant”) has been working diligently to complete all required information for its Form 10-Q for the fiscal quarter ended June 30, 2006 (the “Form 10-Q”), the Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense. The reason causing the Registrant’s inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.
     As disclosed in the Registrant’s Form 8-K filed with the Securities and Exchange Commission on August 3, 2006 (the “Form 8-K”), the Registrant issued a press release on August 3, 2006 announcing revenues and other selected unaudited financial information for the three and six months ended June 30, 2006 (the “Release”). In the Release and the Form 8-K, the Registrant also announced that the Audit Committee of its Board of Directors is reviewing the Registrant’s practices relating to its stock option grants. This voluntary review was initiated following a shareholder inquiry and in light of recent reports in the financial media regarding stock option practices. The review is being conducted with the assistance of the Registrant’s Audit Committee’s outside legal counsel. As a result of the review, the Registrant will announce its complete financial results for the second quarter of fiscal 2006 following the completion of its Audit Committee’s work. Based on the status of the review to date, the Registrant believes that it will not be able to report full results for the second quarter of 2006 and file its Form 10-Q for the second quarter by the extended filing deadline.
ATTACHMENT B TO FORM 12b-25
     Because the Audit Committee has not yet completed its review and reached conclusions with respect thereto, at the date hereof, the Registrant has no knowledge as to whether such review may require a significant change in results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the subject report or portion thereof. Accordingly, the statement set forth in Part IV (3) of this Form 12b-25 is made subject to the result of such review.